EXHIBIT 3.1.2

ARTICLES OF AMENDMENT

OF

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

Pursuant to RCW 23B.10.060, the undersigned corporation adopts the following Articles of Amendment to its Restated Articles of Incorporation:

FIRST: The name of the corporation is EXPEDITORS INTERNATIONAL OF WASHINGTON, INC. (the “Corporation”).

SECOND: The Restated Articles of Incorporation are hereby amended by deleting Article V, Section 1 in its entirety and replacing it with a new Article V, Section 1 to read as follows:

ARTICLE V

(1)  Authorized Capital.  The total number of shares which the Corporation is authorized to issue is one hundred sixty-two million (162,000,000), consisting of one hundred sixty million (160,000,000) shares of Common Stock having a par value of $.01 per share and two million (2,000,000) shares of Preferred Stock having a par value of $.01 per share.  The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

THIRD: This amendment does not provide for an exchange, reclassification or cancellation of issued shares.

FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation on May 5, 1999 without shareholder action.  Pursuant to RCW 23B.10.020(4), shareholder action with regard to this amendment of the Restated Articles of Incorporation of the Corporation is not required.

DATED: May 20, 1999

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

	By:	/s/ Jeffrey J. King
Jeffrey J. King, SVP-General Counsel and Secretary